ITEM 77C Exhibit 1

GENERAL GOVERNMENT SECURITIES MONEY MARKET FUNDS, INC.

-GENERAL TREASURY PRIME MONEY MARKET FUND (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the General Government Securities Money Market Funds, Inc.-General Treasury Prime Money Market Fund was held on November 16, 2009. Out of a total of 1,680,477,863.720 shares (“Shares”) entitled to vote at the meeting, a total of  114,155,738.220 were represented at the Meeting, in person or by proxy.  The meeting was adjourned to December 28, 2009, not having received the required vote of the holders.  The breakdown of the vote is as follows:

		Shares

	For	Against	Abstain

1. To approve amending the	101,912,310.320	9,001,690,110	3,241,737.790
Fund’s policy regarding borrowing
		Shares

	For	Against	Abstain

2. To approve amending the	100,888,144.550	9,665,319.560	3,602,274.110
Fund’s policy regarding lending